Exhibit 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 18, 2010, relating to the financial statements of Energy Future Holdings Corp. (which report expresses an unqualified opinion and includes an explanatory paragraph related to EFH Corp. completing its merger with Texas Energy Future Merger Sub Corp. and becoming a subsidiary of Texas Energy Future Holdings Limited Partnership on October 10, 2007), and the effectiveness of Energy Future Holdings Corp’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Energy Future Holdings Corp. for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas

April 1, 2010